UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 May, 2013

Commission File Number: 000-54641

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

14 May 2013

2013 Annual General Meeting of shareholders

Modern Times Group MTG AB (publ) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that the 2013 Annual General Meeting (the ‘the Meeting’) of MTG shareholders, which was held today in Stockholm, voted to support all of the resolutions that the Board and Nomination Committee proposed to the Meeting.

The Meeting adopted the Income Statement and Balance Sheet, as well as the consolidated financial statements and the Auditor's report on the consolidated financial statements.

The Meeting approved the payment of an annual ordinary dividend of SEK 10 per share to shareholders as at the record date of Friday 17 May 2013. The dividend payment is expected to be made on Wednesday 22 May 2013.

The Meeting discharged the Board of Directors and the CEO from liability for the full year 2012.

The Meeting resolved to re-elect David Chance, Blake Chandlee, Simon Duffy, Lorenzo Grabau, Alexander Izosimov and Mia Brunell Livfors as Board Directors, and to elect Michelle Guthrie as a new member of the Board, until the close of the 2014 Annual General Meeting. The Meeting also re-elected David Chance as Chairman of the Board of Directors for the same period.

The Meeting approved the proposals for the remuneration to the Board of Directors, the proposed procedures for the Nomination Committee, and the proposed guidelines for the remuneration of senior executives.

The Meeting resolved to adopt a long term performance-based and share-related incentive programme (‘the Plan’) to include a total of approximately 100 senior executives and other key employees. In order to participate in the Plan, the CEO and senior executives are required to make a personal investment in MTG Class B shares. These shares may be either shares already held or shares purchased in the market in connection with the notification to participate in the Plan. Other key employees participating in the Plan are not required to own MTG Class B shares in order to participate in the Plan. Plan participants will be granted awards that will, following a three year vesting period, vest as MTG Class B shares, on a linear basis between the minimum and maximum levels depending on the extent to which the performance condition, which is based on the average normalised return on capital employed (ROCE) for MTG, has been fulfilled. In addition, vesting requires that the participant is still employed by the Group. The CEO and senior executives are required to continuously maintain the invested shares throughout the vesting period in order for the awards to vest. The maximum number of MTG Class B shares that may vest according to the Plan is limited to 240,000 (subject to possible recalculation), which represents approximately 0.4 per cent of the outstanding shares and 0.2 per cent of the outstanding votes.

The Meeting resolved to authorise the Board of Directors to pass a resolution on one or more occasions for the period up until the next Annual General Meeting to repurchase so many Class A and/or Class B shares that the company’s holding does not at any time exceed 10 per cent of the total number of issued MTG shares. The repurchase of shares shall take place on NASDAQ OMX Stockholm and may only occur at a price within the share price interval registered at that time, where the share price interval means the difference between the highest buying price and the lowest selling price and, from time to time, lowest-priced available shares that shall be repurchased by MTG.

At a statutory meeting of the Board of Directors following the Meeting, the Audit and Remuneration Committees were appointed. Simon Duffy was appointed as Chairman of the Audit Committee, with Alexander Izosimov and Lorenzo Grabau appointed as Committee members, and with Michelle Guthrie appointed as a new Committee member. Lorenzo Grabau was appointed as Chairman of the Remuneration Committee, with David Chance and Mia Brunell Livfors appointed as Committee members. The Board also resolved to assign Michael Lynton and Robin Crossley as advisors to the Board, in order to strengthen and deepen the Board's technical and content expertise. Michael Lynton is CEO of Sony Entertainment, Inc, and has been a member of the MTG Board of Directors between 2009 and 2013. Robin Crossley has been Strategic Adviser on Technology at British Sky Broadcasting Group PLC in the UK for the past 12 years, prior to which he was their Digital Development Director for more than 5 years. Robin was also technology adviser to SES S.A. for over 4 years.

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 12:30 CET on 14 May 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 14 May, 2013	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Executive Vice President of Corporate Communications